

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 19, 2009

Mr. James J. Jacobs
Chief Financial Officer
Houston American Energy Corp.
801 Travis Street, Suite 1425
Houston, Texas 77002

      Re: Houston American Energy Corp.
             Form 10-K for Fiscal Year Ended December 31, 2007
             Filed March 28, 2008
             File No. 1-32955

Dear Mr. Jacobs:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Jill S. Davis
                      Branch Chief